UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Sharecare, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

81948W104

(CUSIP Number)

Jeffrey T. Arnold

255 East Paces Ferry Road NE, Suite 700

Atlanta, GA 30305

(404) 671-4000

Copies to:

Keith Townsend

King & Spalding LLP

1180 Peachtree Street, NE

Atlanta, GA 30309

(404) 572-4600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 1, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons. Jeffrey T. Arnold
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 40,739,194 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 40,739,194(1)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 40,739,194
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 12.2%(2)
14.	Type of Reporting Person (See Instructions) IN

(1)	Consists of (a) 226,640 shares of Common Stock (defined below) held by Jeffrey T. Arnold (the “Reporting Person”) directly, (b) 3,037,894 shares of Common Stock and 35,031,911 options to purchase shares of Common Stock that are currently exercisable or exercisable within 60 days of July 1, 2021 held by JT Arnold Enterprises II, LLLP (“Enterprises”) and (c) 2,442,749 shares of Common Stock held by Arnold Media Group, LLC (“Media Group”). The Reporting Person controls the securities reported herein held by each of Enterprises and Media Group and has the sole power to direct the voting and disposition of such securities held by such entities through his ownership interest in such entities.
(2)	The percentage is calculated based upon 333,900,179 shares of Common Stock outstanding as of July 1, 2021, as reported in the Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) by the Issuer (defined below) on July 8, 2021.

Item 1. Security and Issuer

This Statement on Schedule 13D (this “Schedule”) relates to the Common Stock, par value $0.0001 per share (“Common Stock”), of Sharecare, Inc., a Delaware corporation (f/k/a Falcon Capital Acquisition Corp.) (the “Issuer”). The address of the principal executive office of the Issuer is 255 East Paces Ferry Road NE, Suite 700, Atlanta, Georgia 30305.

Item 2. Identity and Background.

This Schedule is being filed by Jeffrey T. Arnold.

Jeffrey T. Arnold is a citizen of the United States. Mr. Arnold’s business address is 255 East Paces Ferry Road NE, Suite 700, Atlanta, Georgia 30305. Mr. Arnold’s principal occupation is founder, Chairman and Chief Executive Officer of the Issuer.

During the last five years, Mr. Arnold (i) has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) and (ii) has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

All of the shares of Common Stock reported herein as beneficially owned by the Reporting Person were acquired pursuant to a Business Combination Agreement, dated as of February 12, 2021, by and among the Issuer, FCAC Merger Sub Inc., Sharecare, Inc. (“Legacy Sharecare”) and Colin Daniel, solely in his capacity as representative of the stockholders of Legacy Sharecare (the “Business Combination Agreement”), which provided for, among other things, a business combination (the “Business Combination”) that resulted in the Issuer’s acquisition of Legacy Sharecare. As a result of the consummation of the Business Combination on July 1, 2021 (the “Closing”), the Reporting Person, as an investor in Legacy Sharecare, acquired beneficial ownership of (i) 5,707,283 shares of Common Stock and (ii) 35,031,911 options to purchase Common Stock currently exercisable or exercisable within 60 days of July 1, 2021.

Item 4. Purpose of the Transaction

The information set forth in Items 2 and 6 of this Schedule is incorporated by reference in its entirety into this Item 4.

The Reporting Person serves as Chairman and Chief Executive Officer of the Issuer and, in such capacity, may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. Subject to the Lock-up Agreement and the Amended and Restated Registration Rights Agreement described in Item 6 of this Schedule 13D and the Issuer’s Insider Trading Policy, the Reporting Person may from time to time buy or sell securities of the Issuer as appropriate for his personal circumstances.

Except as described herein, the Reporting Person does not have any present plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. However, the Reporting Person reserves the right to formulate in the future plans or proposals which may relate to or result in the transactions described in subparagraphs (a) through (j) of this Item 4.

The Reporting Person may, from time to time, purchase additional securities of the Issuer either in the open market or in privately-negotiated transactions, depending upon the Reporting Person’s evaluation of the Issuer’s business, prospects and financial condition, the market for such securities, other opportunities available to the Reporting Person, general economic conditions, stock market conditions and other factors. Depending upon the factors noted above, the Reporting Person may also decide to hold or dispose of all or part of his investments in securities of the Issuer and/or enter into derivative transactions with institutional counterparties with respect to the Issuer’s securities.

Item 5. Interest in Securities of the Issuer.

The information set forth or incorporated by reference in Items 2 and 6 of this Schedule is incorporated by reference in this Item 5.

(a) and (b) As of July 12, 2021, the aggregate number of shares of Common Stock beneficially owned by the Reporting Person is 40,739,194, which represents approximately 12.2% of the outstanding shares of the Issuer’s common stock, based on an aggregate of 333,900,179 shares of Common Stock outstanding as of July 8, 2021. Of the 40,739,194 shares of Common Stock beneficially owned by the Reporting Person, (a)226,640 shares of Common Stock are held directly by Mr. Arnold, (b) 3,037,894 shares of Common Stock and 35,031,911 options to purchase shares of Common Stock are held by Enterprises and (c) 2,442,749 shares of Common Stock are held by Media Group. The Reporting Person controls the securities reported herein held by each of Enterprises and Media Group and has the sole power to direct the voting and disposition of such securities held by such entities through his ownership interest in such entities.

(c) Except pursuant to the Business Combination, the Reporting Persons did not effect any transactions in Common Stock during the past 60 days.

(d) No person, other than the Reporting Person, is known by the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by the Reporting Person and described in this Item 5.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The Reporting Person is subject to a lock-up agreement, dated as of July 1, 2021, between the Reporting Person and the Issuer (the “Lock-up Agreement”), pursuant to which the Reporting Person may not, subject to certain exceptions, transfer, assign or sell any of the shares of Common Stock or securities exercisable for Common Stock received in the Business Combination until the earlier to occur of: (A) one year after the Closing; and (B) subsequent to the Closing, if the closing price of the Common Stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Closing.

As of July 1, 2021, parties including the Issuer and the Reporting Person entered into the Amended and Restated Registration Rights Agreement (the “Registration Rights Agreement”). Pursuant to the Registration Rights Agreement, the Issuer will be required to register for resale securities held by the stockholders who are parties to the Registration Rights Agreement. The Issuer will have no obligation to facilitate more than three demands made by the Reporting Person and other holders of shares in Legacy Sharecare that the Issuer register such stockholders’ securities. In addition, the holders have certain “piggyback” registration rights with respect to registrations initiated by the Issuer. The Issuer will bear the expenses incurred in connection with the filing of any registration statements pursuant to the Registration Rights Agreement.

This summary is qualified by the actual terms of the Lock-up Agreement and the Amended and Restated Registration Rights Agreement, copies of which are attached as exhibits to this Schedule 13D and are incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description

Exhibit 1	Agreement and Plan of Merger, dated as of February 12, 2021, by and among Falcon Capital Acquisition Corp., FCAC Merger Sub Inc., Sharecare, Inc. and Colin Daniel, solely in his capacity as representative of the stockholders of Sharecare, Inc. (incorporated by reference to Exhibit 2.1 of the Issuer’s Current Report on Form 8-K, filed with the SEC on February 12, 2021).

Exhibit 2	Amended and Restated Registration Rights Agreement, dated as of July 1, 2021, by and among Falcon Capital Acquisition Corp., Sharecare, Inc. and certain stockholders named therein (incorporated by reference to Exhibit 10.3 of the Issuer’s Current Report on Form 8-K, filed with the SEC on July 8, 2021).

Exhibit 3	Form of Lock-up Agreement (incorporated by reference to Exhibit 10.14 of the Issuer’s Registration Statement on Form S-4, filed with the SEC on May 26, 2021).

[signature page follows]

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Jeffrey T. Arnold

By:	/s/ Jeffrey T. Arnold
Date:	July 12, 2021